SCHEDULE 13G

                         FINAL AMENDMENT

                  Evans & Sutherland Computer Corp.
                         (Name of Issuer)

              I.R.S. Identification No. 87-0278175

                           COMMON STOCK
                   (Title of Class of Securities)


                            299096107
                          (CUSIP Number)
            SCHEDULE FILED PURSUANT TO RULE 13d-1(b)

1.        Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

                SG Cowen Asset Management, Inc.
                I.R.S. Identification No. 13-4091235

2.        Check the Appropriate Box if a Member of a Group

                                     (a)    /   /
                                     (b)    /   /

3.        SEC Use Only

4.        Citizenship or Place of Organization

                Salt Lake City, Utah

5.        Sole Voting Power

                - 0 -

6.        Shared Voting Power

                - 0 -

7.        Sole Dispositive Power

                - 0 -

8.        Shared Dispositive Power

                - 0 -

9.        Aggregate Amount Beneficially Owned By Each Reporting
          Person

                - 0 -

10.       Check Box if the Aggregate Amount in Row (9) Excludes
          Certain Shares *

                N/A

11.       Percent of Class Represented by Amount in Row 9

                - 0 -%

12.       Type of Reporting Person *

                 IA



Item 1

           (a)        Evans & Sutherland Computer Corporation
           (b)        600 Komas Drive
                      Salt Lake City, Utah 84108

Item 2

           (a)        SG Cowen Asset Management, Inc.
           (b)        560 Lexington Avenue
                      New York, NY  10022
           (c)        Citizenship: USA

           (d)        Common Stock
           (e)        299096107

Item 3     IF THE STATEMENT IS FILED PURSUANT TO RULE 13d-l(b)
           CHECK WHETHER THE PERSON FILING IS:


           (a)   [   ]    Broker or Dealer registered under
                          section 15 of the Act:



           (e)   [ X ]    Investment advisor registered under
                          section 203 of the Investment Advisers
                          Act of 1940:

                          SG Cowen Asset Management, Inc.


Item 4     OWNERSHIP

           SG Cowen Asset Management, Inc.

           (a)   -0-
           (b)   -0-%

           (c)      (i)       -0-
                   (ii)       -0-
                  (iii)       -0-
                   (iv)       -0-

Item 5     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Item 6     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
           ANOTHER PERSON

                   Not Applicable

ITEM 7     IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
           WHICH ACQUIRED THE SECURITY BEING REPORTED BY THE
           PARENT HOLDING COMPANY

                   Not Applicable

ITEM 8     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
           GROUP

                   Not applicable.

ITEM 9     NOTICE OF DISSOLUTION OF GROUP

                   Not applicable.

ITEM 10     CERTIFICATION

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes of effect.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 23, 2002

                             SG COWEN ASSET MANAGEMENT, INC.

                             By:/S/ Rodd M. Baxter,
                                Secretary







                             Rodd Baxter
                             SG Cowen Asset Management, Inc.
                             560 Lexington Avenue
                             New York, NY 10022

                             January 23, 2001


VIA EDGAR FILING
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

       Re: Final Amendment to Schedule 13G with respect to the Common Stock of Evans & Sutherland Computer Corp.

Ladies and Gentlemen:

          On behalf of SG Cowen Asset Management, Inc.I am transmitting herewith for filing with the Securities and Exchange Commission (the "Commission") the Final Amendment to Schedule 13G relating to the Common Stock of Evans & Sutherland Computer Corp. This filing is being effected by direct transmission to the Securities and Exchange Commission's EDGAR filing system.

          By copy of this letter, a copy of the enclosed Schedule is being sent by certified mail to Evans & Sutherland Computer Corp. at its principal executive office.

          If you have any questions regarding the foregoing, please contact the undersigned at (212) 278-6050.

                             Very truly yours,


                             /s/ Rodd M. Baxter
                             Rodd M. Baxter


Enclosures



cc:        Evans & Sutherland Computer Corp.